June 2, 2025

Scott Burrows
Chief Financial Officer
Spyre Therapeutics, Inc.
221 Crescent Street
Building 23
Suite 105
Waltham, MA 02453

       Re: Spyre Therapeutics, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed February 27, 2025
           File No. 001-37722
Dear Scott Burrows:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences